CENTENE CORPORATION
7700 Forsyth Boulevard
St. Louis, MO 63105

April 7, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: David Lin

Re:          Centene Corporation
Registration Statement on Form S-4
File No. 333-236638
Filed February 26, 2020

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Centene Corporation (the “Registrant”) hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Wednesday, April 8, 2020, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Laura A. Kaufmann Belkhayat, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (212) 735-2439, and that such effectiveness also be confirmed in writing.

Very truly yours,

CENTENE CORPORATION

By:	/s/ Christopher A. Koster
Name:	Christopher A. Koster
Title:	Senior Vice President, General Counsel and Secretary

cc: Skadden, Arps, Slate, Meagher & Flom LLP